FOIA Confidential Treatment Request
Confidential treatment requested by Shutterstock, Inc. pursuant to Rule 83 (17 C.F.R. § 200.83).
Certain confidential information identified by “[***]” has been omitted.

April 16, 2024

VIA EDGAR

Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:
Robert Littlepage, Accountant Branch Chief
Anastasia Kaluzienski, Senior Staff Accountant

Re:	Shutterstock, Inc. Form 10-K for the Fiscal Year Ended December 31, 2023 Filed February 26, 2024 File No. 001-35669

Dear Mr. Littlepage and Ms. Kaluzienski,

On behalf of Shutterstock, Inc. (the “Company”), we hereby submit this letter in response to comments contained in the letter of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, dated March 21, 2024, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2023, filed on February 26, 2024.

For the convenience of the Staff, we have repeated the text of each of the Staff’s comments below in bold text and followed each comment with the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 56

1.
We note your disclosure of "Adjusted EBITDA margin" and "Adjusted net income per diluted common share." With respect to the presentation of your non-GAAP measures, please present with equal or greater prominence the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

FOIA Confidential Treatment Request
Confidential treatment requested by Shutterstock, Inc. pursuant to Rule 83 (17 C.F.R. § 200.83).
Certain confidential information identified by “[***]” has been omitted.
Response:

The Company acknowledges the Staff’s comment and advises the Staff that in future filings that disclose adjusted EBITDA margin, the Company will present the most directly comparable US GAAP measure, “net income margin,” with equal or greater prominence, and in future filings that disclose adjusted net income per diluted common share, the Company will present the most directly comparable US GAAP measure, “net income per diluted common share,” with equal or greater prominence.

2.
We note you include adjustments in your calculation of free cash flow that are not typical of similarly titled measures. Please revise the description of this measure to reflect this circumstance, e.g. "adjusted" free cash flow or some similarly modified title. Refer to Questions 100.05 and 102.07 of the Division's non-GAAP C&DIs.

Response:
The Company acknowledges the Staff’s comment, and in future filings, the title of the non-GAAP financial measure referred to by the Staff will be revised to “Adjusted Free Cash Flow.”

Revenue Recognition, page F-13

3.
We note on page F-39 the Company enters into contractual arrangements under which it agrees to provide indemnification of varying scope and terms to customers. While the standard maximum aggregate obligation and liability to any one customer for all claims is generally limited to ten thousand dollars, the Company offers certain customers greater levels of indemnification, including unlimited indemnification. In light of the apparent separately negotiated terms of customer indemnifications, please explain to us your consideration of accounting for customer indemnifications as separate performance obligations in accordance with ASC 606-10-55-31.

Response:
The Company acknowledges the Staff’s comment related to the Company’s indemnification disclosure on F-39.  On page 9 of the Form 10-K, under “Product Rights and Indemnification”, the Company discloses (emphasis added):

“… Under our various license agreements, we expressly represent and warrant that unaltered content downloaded and used in compliance with our license agreements and applicable law will not infringe any copyright, trademark or other intellectual property right, violate any third-party’s rights of privacy or publicity, violate any U.S. law, be defamatory or libelous, or be pornographic or obscene. Provided that a customer has not breached the license agreement or any other agreement with us, we will defend, indemnify, and hold a customer harmless from direct damages attributable to breaches of the express representations and warranties provided in our license agreements. From time to time, we agree to customize our license agreements with non-standard indemnification terms. Regardless of customization, indemnification only applies to claims for damages attributable to our breach of the express representations and warranties provided in our license agreement and is generally conditioned on our timely receipt of an indemnification claim and our right to assume the defense of such claim. Our license agreements generally cap our indemnification obligations at amounts ranging from $10,000 to $250,000, with exceptions for certain products for which our indemnification obligations may be uncapped. We maintain commercially reasonable insurance intended to protect against the costs of intellectual property litigation and our indemnification obligations under our license agreements.

FOIA Confidential Treatment Request
Confidential treatment requested by Shutterstock, Inc. pursuant to Rule 83 (17 C.F.R. § 200.83).
Certain confidential information identified by “[***]” has been omitted.
As our indemnifications only relate to providing protection against intellectual property litigation, management considered ASC 606-10-55-64A when determining that such guarantees are not performance obligations.

606-10-55-64A:  Guarantees provided by the entity that it has a valid patent to intellectual property and that it will defend that patent from unauthorized use do not affect whether a license provides a right to access the entity's intellectual property or a right to use the entity's intellectual property.  Similarly, a promise to defend a patent right is not a promised good or service because it provides assurance to the customer that the license transferred meets the specifications of the license promised in the contract.

Management believes the obligation to defend, indemnify and hold a customer harmless from direct damages attributable to breaches of the express representations and warranties provided in license agreements is not a separate performance obligation as it does not benefit the customer beyond their access to digital content that meets the specifications of the license in the contract.  The Company is ultimately defending the copyright of the license it is making available to its customers at the point in time the content is downloaded, and the license is granted.

In its consideration of determining performance obligations, management did consider ASC 606-10-55-31:

606-10-55-31:  If a customer has the option to purchase a warranty separately (for example, because the warranty is priced or negotiated separately), the warranty is a distinct service because the entity promises to provide the service to the customer in addition to the product that has the functionality described in the contract. In those circumstances, an entity should account for the promised warranty as a performance obligation in accordance with paragraphs 606-10-5-14 through 25-22 and allocate a portion of the transaction price to that performance obligation in accordance with paragraphs 606-10-32-28 through 32-41.

Management believes that since indemnification is included in all license agreements as a standard obligation to provide assurance that the license meets the agreed-upon specifications in the agreement and is not negotiated as a separate and distinct service, it does not meet the criteria in ASC 606-10-55-31 for a separate performance obligation.  Content licenses purchased by customers through our “Digital self-service” sales channel contain a standardized level of indemnification documented within the published terms-of-service agreements.  Customers who purchase content licenses through the “Live Sales, Services and Client Management” sales channel pay a higher unit price per license and receive a higher level of indemnification that is commensurate with the higher unit price for the license.

For the reasons stated above, management believes that the obligation to defend, indemnify and hold a customer harmless from direct damages attributable to breaches of the express representations and warranties provided in license agreements is not an option to purchase a warranty separately, even in cases where we agree to customize our license agreements with non-standard indemnification terms. In each case, the Company does not promise to provide any service to the customer in addition to the product that has the functionality described in the contract and its agreed upon specifications.

Note (3) Acquisitions, page F-19

4.
We note as part of the Giphy acquisition the Company will provide Meta with Giphy content for a period of two years. The Company allocated and deferred $30 million to this agreement, which will be recognized as revenue as services are provided. Please explain to us the facts and circumstances of this arrangement including identification of the party who initiated it. With a view towards clarifying disclosure, please explain to us your accounting for the arrangement including how the $30 million was determined, how and where it was recorded in your financial statements, and your accounting for subsequent revenue recognition. Also, specifically disclose if you anticipate receiving any cash payments from Meta in exchange for the Giphy content services.

FOIA Confidential Treatment Request
Confidential treatment requested by Shutterstock, Inc. pursuant to Rule 83 (17 C.F.R. § 200.83).
Certain confidential information identified by “[***]” has been omitted.
Response:

The Company acknowledges the Staff’s comment.

Pursuant to the United Kingdom Competition and Markets Authority’s (the “CMA”) final order requiring Meta to divest its ownership of Giphy, [***].

[***].

[***].

[***]. Separately, in connection with the closing of the acquisition, the Company and Meta entered into a Transition Services Agreement (the “TSA”). [***].  Accordingly, upon acquisition, this $30 million of consideration, as set forth in the TSA and allocated to the API arrangement, was recorded as an account receivable with an accompanying $30 million in deferred revenue. For the year ended December 31, 2023, approximately $10.0 million was recognized as revenue (representing revenue from the acquisition date to December 31, 2023), of which $7.5 million related to the $30 million of deferred revenue described above.

In future filings, the Company will amend its disclosure relating to the Giphy acquisition as follows:

“In January 2023, the United Kingdom Competition and Markets Authority (the “CMA”) issued its final order requiring Meta to divest its ownership of Giphy, which Meta acquired in 2020. In connection with the closing of the acquisition, whose terms were preapproved by the CMA, the Company and Meta entered into a transitional services agreement (the “TSA”) pursuant to which Meta is responsible for certain costs related to the retention of Giphy employees, including (i) recurring salary, bonus, and benefits through August 2024, which would be $35.6 million if all employees are retained through August 2024, and (ii) nonrecurring items, totaling $87.9 million, comprised of one-time employment inducement bonuses and the cash value of unvested Meta equity awards (collectively, the “Giphy Retention Compensation”) and certain costs related to technology and integration expenses, totaling $30 million to be paid in $1.25 million monthly installments through May 2025.”

“Upon closing of the acquisition, the Company also entered into an agreement with Meta whereby the Company will provide Meta with access to Giphy content that is displayed through an API ~~services~~ for a period of two years. The Company determined that the API arrangement represents a transaction separate from the business combination and was priced below market.  Therefore, the Company allocated ~~and deferred~~ $30 million of the purchase price to these services, which represents the step-up to fair market value.  This amount has been recognized in deferred revenue and will be recognized as revenue over-time as the API is provided ~~of the business combination proceeds to this agreement, which will be recognized as revenue as services are provided~~.”

Note (16) Commitments and Contingencies
Customer Indemnifications, page F-39

5.
Please clarify in your disclosure if the recording of no liabilities relating to indemnification for loss contingencies is a result of no indemnification claims or a result of the adequacy of the insurance coverage in place to cover indemnification loss obligations. If applicable, please quantify the total amount of possible indemnification losses pursuant to ASC 450-20-50-4.

Response:
The Company acknowledges the Staff’s comment, and advises the Staff that in future filings, the Company will update the disclosure in its Commitments and Contingencies footnote pursuant to ASC 450-20-50-4, as shown below (for illustrative purposes):

FOIA Confidential Treatment Request
Confidential treatment requested by Shutterstock, Inc. pursuant to Rule 83 (17 C.F.R. § 200.83).
Certain confidential information identified by “[***]” has been omitted.
“Customer Indemnifications

In the ordinary course of business, the Company enters into contractual arrangements under which it agrees to provide indemnification of varying scope and terms to customers with respect to certain matters, including, but not limited to, losses arising out of the breach of the Company’s intellectual property warranties for damages to the customer directly attributable to the Company’s breach. The Company is not responsible for any damages, costs, or losses to the extent such damages, costs or losses arise as a result of the modifications made by the customer, or the context in which an image is used. The standard maximum aggregate obligation and liability to any one customer for all claims is generally limited to ten thousand dollars. The Company offers certain of its customers greater levels of indemnification, including unlimited indemnification and believes that it has appropriate insurance coverage in place to adequately cover indemnification claims, if necessary. As of and for the year ended December 31, 2023, the Company made no material payments for losses on customer indemnification claims and recorded no liabilities related to indemnification for loss contingencies, before considering any insurance recoveries. ~~The Company believes that it has appropriate insurance coverage in place to adequately cover its indemnification obligations, if necessary~~.”

*****

If you have any questions regarding the Company’s responses, you may contact me at (646) 279-2390.

Very truly yours,

/s/ Jarrod Yahes

Jarrod Yahes
Chief Financial Officer